Exhibit 99.1

ParaZero Received a Purchase Order for its Advanced Safety Systems for
UAE-based Manufacturer of Heavy-Lift Cargo Drones

ParaZero to develop, equip and supply its safety systems to a UAE-based air mobility company

Tel Aviv, Israel, May 28, 2024 (GLOBE NEWSWIRE) --  ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “Company” or “ParaZero”), an aerospace company focused on drone safety systems for commercial drones and urban air mobility aircraft, today announced that is has received a purchase order from a leading UAE-based company specializing in heavy-lift cargo drones and advanced air mobility (AAM) platforms. This partnership involves the development and delivery of customized safety systems for the partner’s heavy-lift cargo drones.

ParaZero has secured a deal to develop and provide a custom solution, based on its state-of-the-art SafeAir™ systems, enhancing the safety of their cutting-edge unmanned aircraft systems (UAS) and electric vertical takeoff and landing (eVTOL) aircraft.

ParaZero’s SafeAir is a UAS parachute recovery system that mitigates flight risks autonomously. The SafeAir system is equipped with integrated sensors that continuously monitor and analyze the drone’s flight patterns to identify any indications of a critical failure. When triggered, the SmartAir Pro™, ParaZero’s onboard computer, responds with an instantaneous activation of the SafeAir system. The system cuts power to the drone, alerts people on the ground with an audible alarm, and deploys a lightweight parachute, bringing the drone down to the ground in a safe, controlled descent.

About ParaZero Technologies

ParaZero (https://parazero.com/ ) is a world-leading developer of autonomous parachute safety systems for commercial drone and urban air mobility (UAM) aircraft. Started in 2014 by a passionate group of aviation professionals and drone industry veterans, ParaZero designs smart, autonomous parachute safety systems designed to enable safe flight operations overpopulated areas and beyond-visual-line-of-sight (BVLOS).

Forward- looking statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on From 20-F for the year ended December 31, 2023. Forward- looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com